Exhibit 99.1

MAST THERAPEUTICS AND SAVARA SIGN MERGER AGREEMENT

Proposed Merger Creates Specialty Pharmaceutical Company with Three Clinical-Stage Inhaled Product Candidates for Serious and Life-Threatening Diseases

Conference Call Scheduled for Monday, January 9 at 8:30 a.m. ET / 5:30 a.m. PT

SAN DIEGO, CA and AUSTIN, TX – January 7th, 2017 – Mast Therapeutics, Inc. (Mast, NYSE MKT: MSTX) and Savara Inc. (Savara), a privately-held emerging specialty pharmaceutical company focused on the treatment of rare respiratory diseases, today announced that the two companies have entered into a definitive merger agreement, under which the stockholders of Savara would become the majority owners of Mast, and the operations of Mast and Savara would be combined. Subject to stockholder approval, the combined company will advance a pipeline of novel inhalation therapies for the treatment of diseases with significant unmet medical needs, featuring three product candidates, each in advanced clinical development.

The combined company pipeline will include:

•	AeroVanc, an inhaled dry-powder vancomycin to treat chronic methicillin-resistant Staphylococcus aureus (MRSA) pulmonary infection in cystic fibrosis (CF) in preparation for a pivotal Phase 3 study

•	Molgradex, an inhaled nebulized GM-CSF to treat pulmonary alveolar proteinosis (PAP) currently in Phase 2/3 development

•	AIR001, an inhaled nebulized sodium nitrite solution to treat heart failure with preserved ejection fraction (HFpEF) currently in Phase 2 development

"Following an extensive review of strategic alternatives and a thorough process, the Mast Board of Directors chose to combine with Savara because we believe the proposed merger provides an attractive opportunity for our shareholders to obtain value appreciation from a diversified pipeline and positions the company for more rapid short- and long-term growth via a triad of late-stage clinical assets with important forthcoming milestones," stated Brian M. Culley, current Chief Executive Officer and Director of Mast Therapeutics. "We are excited for the prospects of the combined company and believe that Savara’s management team is well equipped to advance the pipeline toward regulatory approvals and commercialization in the US and EU."

Rob Neville, Chairman and CEO of Savara added, “This merger is transformative for Savara and marks our second transaction in a year, each expanding Savara’s pipeline of inhaled therapies for serious and life-threatening diseases. AeroVanc and Molgradex are orphan-designated product candidates in late-stage development, and we see Mast’s AIR001 program potentially adding significant value to our pipeline with a modest capital outlay in 2017. We believe the favorable risk profile of our product candidates combined with their market potential provides a unique opportunity for Savara to become the next breakout company in orphan pulmonary diseases.”

Select Anticipated Upcoming Development Milestones

•	Initiate a pivotal Phase 3 study of AeroVanc for the treatment of MRSA in CF patients in Q3/2017.

•	Announce top-line results from a registration-enabling Phase 2/3 study of Molgradex for the treatment of PAP currently ongoing for Europe and Japan in Q1/2018.

•	Complete negotiations with the U.S. Food and Drug Administration (FDA) on the requirements for a pivotal clinical study of Molgradex in the U.S. in Q3/2017.

•	Announce results from an ongoing 100-patient Phase 2 study of AIR001 for the treatment of HFpEF being conducted by the Heart Failure Clinical Research Network in Q1/2018.

About the Proposed Merger

Under the terms of the merger agreement, pending stockholder approval of the transaction, Savara stockholders will receive newly issued shares of Mast common stock in exchange for their Savara stock. The exchange ratio was determined using a pre-transaction valuation of $115 million for Savara’s business, based on its latest priced investment round and an acquisition of assets of Serendex Pharmaceuticals A/S, and $36.5 million for Mast’s business, a premium to the 20-day volume weighted average share price of Mast. As a result, current Mast stockholders will collectively own approximately 24%, and Savara stockholders will collectively own approximately 76%, of the combined company on a pro-forma basis, subject to adjustment based on Mast’s net cash balance and Mast’s and Savara’s capitalization at closing.

The combined company, led by Savara’s current management team, is expected to be named Savara Inc. and be headquartered in Austin, TX. Prior to closing, Mast will seek stockholder approval to conduct a reverse split of its outstanding shares to satisfy listing requirements of the NYSE MKT. The combined company is expected to trade on the NYSE MKT under a new ticker symbol. At closing, the combined company’s board of directors is expected to consist of seven members, including five members of Savara’s current board and two members of Mast’s current board. The merger agreement has been unanimously approved by the board of directors of each company. The transaction is expected to close by the second quarter of 2017, subject to approvals by the stockholders of Mast and Savara, and other customary closing conditions.

Mast’s financial advisor in the transaction is Roth Capital Partners. Canaccord Genuity Inc. is acting as financial advisor to Savara. DLA Piper LLP (US) is serving as legal counsel to Mast and Wilson Sonsini Goodrich & Rosati, P.C. is serving as legal counsel to Savara.

Conference Call and Webcast

Mast and Savara will hold a conference call Monday, January 9, 2017, at 8:30 a.m. Eastern Time / 5:30 a.m. Pacific Time to discuss the proposed transaction.  Interested parties may access the conference call by dialing (855) 239-3120 from the U.S., (855) 669-9657 from Canada, and (412) 542-4127 from outside the U.S. and should request the Mast-Savara Conference Call. A live webcast of the conference call will be available online from the Investors section of Mast’s website at http://www.masttherapeutics.com/investors/events/. Replays of the webcast will be available on Mast’s website for 30 days.

About Savara

Savara Inc. is an emerging specialty pharmaceutical company developing treatments for rare respiratory diseases. The company has two product candidates in late stage clinical trials including AeroVanc – the first dry powder inhaled antibiotic being developed for the treatment of persistent MRSA infection in people with CF – and Molgradex – a proprietary, nebulized formulation of recombinant human GM-CSF for the treatment of PAP. More information can be found at www.savarapharma.com.

Savara acquired the assets of Copenhagen-based Serendex Pharmaceuticals A/S on July 15, 2016. Serendex was established in 2008 and listed on the Oslo Stock Exchange in 2014. Serendex operated as a public company until their delisting on May 4, 2016, ahead of its acquisition by Savara.

About Mast Therapeutics

Mast Therapeutics, Inc. is a publicly traded biopharmaceutical company headquartered in San Diego, California. Mast’s lead product candidate, AIR001, is a sodium nitrite solution for intermittent inhalation via nebulization in Phase 2 clinical development for the treatment of HFpEF.  More information can be found at www.masttherapeutics.com.

Safe Harbor Statements

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Mast intends to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S‑4 that will contain a prospectus and a joint proxy statement.  Investors and security holders of Mast and Savara are urged to read these materials when they become available because they will contain important information about Mast, Savara and the proposed merger. The joint proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Mast with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Mast by directing a written request to: Mast Therapeutics, Inc. 3611

Valley Centre Drive, Suite 500, San Diego, California 92130, Attn: Investor Relations. Investors and security holders are urged to read the joint proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Mast and its directors and executive officers and Savara and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mast and Savara in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Mast is also included in Mast Annual Report on Form 10-K for the year ended December 31, 2015 and the proxy statement for Mast's 2016 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at Mast at the address described above.

Forward Looking Statements

Mast cautions you that statements in this press release that are not a description of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as “expect,” “intend,” “plan,” “anticipate,” “believe,” and “will,” among others. Such statements include, but are not limited to, statements regarding the structure, timing and completion of our proposed merger with Savara; our continued listing on NYSE MKT prior to and after the proposed merger; our expectations regarding the capitalization, resources and ownership structure of the combined organization; our expectations regarding the sufficiency of the combined organization's resources to fund the advancement of any development program or the completion of any clinical trial; the nature, strategy and focus of the combined organization; the safety, efficacy and projected development timeline and commercial potential of any product candidates; the executive officer and board structure of the combined organization; and the expectations regarding voting by Mast and Savara stockholders.  Mast and/or Savara may not actually achieve the proposed merger, or any plans or product development goals in a timely manner, if at all, or otherwise carry out the intentions or meet the expectations or projections disclosed in our forward-looking statements, and you should not place undue reliance on these forward-looking statements.  Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.  These forward-looking statements are based upon Mast's and Savara's current expectations and involve assumptions that may never materialize or may prove to be incorrect.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by Mast and Savara, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources for combined company operations and to conduct or continue planned clinical development programs, the timing and ability of Mast or Savara to raise additional equity capital to fund continued operations; the ability to successfully develop any of Savara's product candidates, and the risks associated with the process of developing, obtaining regulatory approval for and commercializing drug candidates that are safe and effective for use as human therapeutics.  Risks and uncertainties facing Mast are described more fully in Mast's periodic reports filed with the SEC available at www.sec.gov. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they were made.  Mast undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as may be required by law.

Contact:

Mast Therapeutics

Ioana C. Hone (ir@mastthera.com)

858-552-0866 Ext. 303

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